02013702

RECD S.E.C.
MAR 1 2002
080

EXECUTION COPY

PE
2/28/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

PROCESSED
MAR 15 2002
THOMSON FINANCIAL P

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

HKDOCS01/76561.8

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K (i) a copy of reports filed with KOSDAQ and the Financial Supervisory Commission of Korea (a) on February 26, 2002, relating to a possible consolidation between the Company and Korea Thrunet Co., Ltd. and (b) on February 27, 2002, relating to the Company's derivative open account, and (ii) an English summary of such reports.

조회공시

【두루넷과 합병계약설의 사실여부 및 구체적인 진행사항 관련 조회공시】

당사와 두루넷 양 사간의 통합에 대한 협의가 진행중인 것은 사실이나 합병계약체결 및 양해각서교환등에 대해서는 현재까지 결정된 사항이 없습니다. 확정 되는대로 재 공시 하겠습니다.

하나로통신주식회사 공시책임자 부사장 조동성

파생상품 미결제약정잔액 발생 및 변동

【발생시】

1. 거래 대상물	-
2. 미결제약정잔액(가+나) (원)	-
가. 매입금액 (원)	-
나. 매도금액 (원)	-
- 자산총액 대비 (%)	-
3. 발생일	-
4. 당해회사의 직전사업연도말 자산총액 (원)	-
5. 기타	-

【변동시】

1. 거래 대상물	USD 50,000,000 (원/달러 스왑)
2. 직전 신고한 미결제약정잔액(가+나) (원)	63,500,000,000
가. 매입금액 (원)	-
나. 매도금액 (원)	63,500,000,000
- 자산총액 대비 (%)	1.9
3. 변동금액(가+나) (원)	66,204,500,000
가. 매입금액 (원)	66,204,500,000
나. 매도금액 (원)	-
4. 변동비율	-
가. 자산총액 대비(%)	2.0
나. 직전신고한 미결제약정잔액 대비(%)	100.0
5. 변동사유	스왑계약 해지 (환매수)
6. 변동일	2002년 02월 26일
7. 당해회사의 직전사업연도말 자산총액 (원)	3,346,089,326,929
8. 기타	- 본 스왑계약은 2001년 3월 6일 발행한 해외신주인수권부사채 (1억불) Put option 상환용도로 계약되었으나 당사는 2002년 2월 26일 신규 해외신주인수권부사채 (1억불) 발행을 통하여 미화 1억불은 차입함에 따라 본 계약을 해지하는것임. - 당해회사의 직전사업연도말 자산총액은 2000년말 기준치임.

English Translation

CORPORATE DISCLOSURE UPON REQUEST

Clarification on Consolidation with Korea Thrunet and Information on Detailed Process

It is true that Hanaro Telecom, Inc. is in talks with Korea Thrunet Co., Ltd. regarding a possible consolidation between the two companies. However, there has been no substantial development such as signing of a consolidation contract or an exchange of MOU. Any material developments on this issue will be promptly announced going forward.

[English Summary]

Hanaro Telecom, Inc.

Derivative Open Account

February 28, 2002

1. Contract amount: USD 50,000,000 (Won/USD Swap)

2. Previous balance of derivative contract

   - Dollar sell (Won): 63,500,000,000
   - % to total assets: 1.9

3. Changes in contract: 66,204,500,000

   - Dollar buy (Won): 66,204,500,000

4. Changes (%)

   - % to total assets: 2.0
   - % to previous balance of derivative contract: 100.0

5. Reason for change: Swap unwinding

6. Date of change: February 26, 2002

7. Total assets (fiscal year 2000, Won): 3,346,089,326,929

8. Others

   - The swap contract was signed for a put redemption of USD100 million Zero

Coupon Bond due 2006 with Warrants issued on March 6, 2001. However, the contract was unwound due to that USD100 million was borrowed through an issuance of USD 100 million Bonds with Warrants on February 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: February 28, 2002

By: ______________________
Name: Kyu June Hwang
Title: Managing Director